Exhibit 99.1

Danaos Corporation Announces Closing of Comprehensive Debt Refinancing

ATHENS, GREECE – August 13, 2018 - Danaos Corporation (the “Company” or “Danaos”) (NYSE: DAC), a leading international owner of containerships, is pleased to announce the consummation of its previously announced debt refinancing , significantly strengthening the Company’s capital structure and reducing its outstanding debt by approximately $551 million.

The debt refinancing strengthens the Company’s financial position through the significant debt reduction, reset financial and certain other credit facility covenants, modified interest rates and amortization profiles and the extension of existing debt maturities by approximately five years to December 31, 2023.

Danaos’ CEO Dr. John Coustas commented:

“We are pleased to announce the closing of our comprehensive debt refinancing agreement, which has significantly strengthened Danaos’ financial position and positioned the company for long-term success.  We are grateful to our lenders for their support and to our legal and financial advisors, including Evercore, Skadden, Morgan Lewis, Watson Farley and Alix Partners, as well as Simpson Thacher and Houlihan Lokey who advised the independent transaction committee of the Board, for the focus and efforts they put forth towards achieving this favorable outcome.”

“Following the completion of this comprehensive debt refinancing, Danaos has a greatly improved capital structure, and Danaos is well positioned to take advantage of growth opportunities in the container sector.  Our focus, however, remains on continuously enhancing our operations and leveraging technical innovation to provide the highest quality service to our customers.”

In connection with this debt refinancing, the Company issued 99,342,271 shares of common stock to certain of the Company’s lenders, representing 47.5% of the Company’s outstanding common stock after such issuance, which diluted existing shareholders ratably.

Danaos Investment Limited has made various financial and operational commitments as part of the refinancing transactions, including a capital contribution to the Company at closing for which it did not receive any shares, which facilitated the transaction to the benefit of the Company and all of its stakeholders.  Danaos Investment Limited remains the Company’s largest stockholder following the transaction.

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The information contained in this press release is for informational purposes only and does not constitute an offer to buy, nor a solicitation of an offer to sell, any securities of the Company.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the expected benefits of the refinancing and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of refinancing transactions; Danaos’ ability to achieve the expected benefits of the refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the refinancing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

About Danaos Corporation

Danaos Corporation’s fleet of 59 containerships aggregating 352,600 TEUs, including four vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity.

For further information, please contact:

Company Contact:

Evangelos Chatzis Chief Financial Officer Danaos Corporation Athens, Greece Tel: +30 210 419 6480 E-Mail: cfo@danaos.com	Iraklis Prokopakis Senior Vice President & Chief Operating Officer Danaos Corporation Athens, Greece Tel. +30 210 419 6400 E-Mail: coo@danaos.com

Investor Relations and Financial Media: Rose & Company New York Tel. 212-359-2228 E-Mail: danaos@rosecoglobal.com